Exhibit 99.1

Galmed Announces First Time Results in Prostate Oncology Studies: Aramchol Demonstrates 3-4 Fold Increase in Cell Death Compared to Enzalutamide (XTANDI®) Alone in Prostate Cancer Models

●	Xtandi® (enzalutamide) is indicated as monotherapy for the treatment of patients with non-metastatic prostate cancer (nmCSPC) at high risk of metastasis and for the treatment of patients with metastatic prostate cancer (mCSPC) who are maintaining treatment with a GnRH analogue.

●	Global sales for Xtandi® (marketed by Astellas Pharma and Pfizer) reached approximately $8 billion and $6 billion globally in 2024 and 2025, respectively.

●	The main composition of matter patents for enzalutamide (sold as Xtandi) expire in 2026 in Europe and 2027 in the United States (Patent US9126941 & Patent US8183274) with a U.S. price cut scheduled to begin in 2027.

●	New data from a VCaP prostate cancer cell line that features high expression of wild-type androgen receptors, demonstrated that a combination of Aramchol with enzalutamide resulted in 3–4-fold increase in cell death compared with enzalutamide as a single agent.

RAMAT-GAN, Israel, Aug. 17, 2026 /PRNewswire/ — Galmed Pharmaceuticals Ltd. (NASDAQ: GLMD) (“Galmed” or the “Company”), a clinical-stage biopharmaceutical company focused on liver, cardiometabolic and oncology diseases, today announced significant results from a pre-clinical study of a combination of Aramchol and Xtandi® (enzalutamide) for prostatic cancer.

Prostate cancer is the second most common cancer in men worldwide and remains a significant cause of cancer-related morbidity and mortality. Androgen signaling plays a central role in the development and progression of prostate cancer. For this reason, anti-androgen therapy and related androgen axis-targeting approaches represent important modalities in the treatment of prostate cancer. Despite the availability of anti-androgen therapies, there remains a need for improved treatment regimens that may be used alone or in combination with existing anti-androgen therapies, including in patients having resistant, recurrent, advanced, metastatic, or otherwise difficult-to-treat prostate cancer.

Recent publications indicate that prostate cancer tumors can adapt to SoC treatments such as enzalutamide by altering their lipid metabolism. Both enzalutamide-sensitive and resistant cells depend on this lipid desaturation pathway. Combining enzalutamide (an androgen receptor blocker) with an SCD1 inhibitor blocks this lipid synthesis and desaturation, potentially leading to decreased cell viability, and delayed development of drug resistance.

The data we present today, demonstrate that a combination of Aramchol (an SCD1 inhibitor) with enzalutamide resulted in 3–4-fold increase in cell death (compared with enzalutamide as a single agent) and that the interaction gets stronger, the longer the drugs are on board. The VCaP prostate cancer cell line features high expression of wild-type androgen receptors, the clinically relevant AR-V7 splice variant, and the TMPRSS2-ERG gene fusion, sourced from a vertebral metastasis of a 59 year old Caucasian mCSPC patient.

Previously Galmed demonstrated that Aramchol synergistically interacts with docetaxel (Taxotere®) a potent, semisynthetic chemotherapy medication, to cause greater than additive killing in a whole range of tumor types where docetaxel is approved, including prostate cancer cells. The results from those studies support the further evaluation of Aramchol in combination with approved prostate cancer therapies, including combining Aramchol with enzalutamide (with or without GnRH analogue) and as the anti-androgen interaction starts to wear off, switch to a combination of Aramchol with docetaxel.

Allen Baharaff, Galmed’s Co-founder and CEO, commented: “The data we present today is a result of our research work in prevention of drug resistance to blockbuster agents in oncology (as previously reported in our earlier press releases). Global sales for Xtandi® (marketed by Astellas Pharma and Pfizer) reached approximately $8 billion and $6 billion globally in 2024 and 2025 (accounting for roughly 4% of Pfizer’s total revenue). The main composition of matter patents for enzalutamide (sold as Xtandi®) expire in 2026 in Europe and 2027 in the United States (Patent US9126941 & Patent US8183274). A combination of Aramchol and enzalutamide could potentially become a lifecycle management for Xtandi® in light of the U.S. price cut scheduled to begin in 2027 as well as a key differentiating factor for any generic competitor trying to capture a portion of this multibillion-dollar market. Galmed is planning to initiate discussions with potential partners based on a patent application for the combination that has been recently submitted”.

About Galmed Pharmaceuticals Ltd.:

Galmed Pharmaceuticals Ltd. is a biopharmaceutical and medical device company focused on developing innovative solutions for gastrointestinal, cardiometabolic and oncology indications. The Company is advancing Aramchol and related product candidates for GI oncology and other potential indications, while also exploring novel targeted delivery technologies and therapeutic approaches for cardiometabolic diseases. In addition, through its wholly owned subsidiary, Colospan Ltd., the Company is developing and commercializing CG-100, a medical device designed to address complications associated with colorectal surgery. Galmed’s strategy is to build a diversified platform that leverages its expertise in drug development, medical devices and gastrointestinal disease to address significant unmet medical needs.

Forward-Looking Statements:

Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to how a combination of Aramchol and enzalutamide could potentially become a lifecycle management for Xtandi® in light of the U.S. price cut scheduled to begin in 2027 as well as a key differentiating factor for any generic competitor trying to capture a portion of this multibillion-dollar market and how Galmed is planning to initiate discussions with potential partners based on a patent application for the combination that has been recently submitted. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, our inability to recognize the anticipated benefits of the acquisition of Colospan; expectations with respect to future performance and growth of Colospan; the development and approval of the use of Aramchol or any other product candidate for indications outside of non-alcoholic steatohepatitis, or NASH, also known as metabolic dysfunction-associated steatohepatitis, or MASH, and fibrosis or in combination therapy; the timing and cost of any pre-clinical or clinical trials of CG-100, Aramchol or any other medical device or product candidate we develop; completion and receiving favorable results of any pre-clinical or clinical trial; regulatory action with respect to CG-100, Aramchol or any other medical device or product candidate by the U.S. Food and Drug Administration, or the FDA, or the European Medicines Authority, or EMA, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; the commercial launch and future sales of CG-100, Aramchol and any future medical devices or product candidates; our ability to comply with all applicable post-market regulatory requirements for CG-100, Aramchol, or any other medical device or product candidate in the countries in which we seek to market the product; our ability to achieve favorable pricing for CG-100, Aramchol, or any medical device or other product candidate; third-party payor reimbursement for CG-100, Aramchol, or any other medical device or product candidate; our estimates regarding anticipated capital requirements and our needs for additional financing; market adoption of CG-100 Aramchol or any other medical device or product candidate by physicians and patients; the timing, cost or other aspects of the commercial launch of CG-100, Aramchol or any other medical device or product candidate; our ability to obtain and maintain adequate protection of our intellectual property; the possibility that we may face third-party claims of intellectual property infringement; our ability to manufacture our CG-100 or product candidates in commercial quantities, at an adequate quality or at an acceptable cost; our ability to establish adequate sales, marketing and distribution channels; intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; our expectations regarding licensing, acquisitions and strategic operations; current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; our ability to maintain the listing of our ordinary shares on The Nasdaq Capital Market; and the security, political and economic instability in the Middle East that could harm our business, including due to the current security situation in Israel. We believe these forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 31, 2026 in greater detail under the heading “Risk Factors.” Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events. All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this report. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

Investor and Media contact:

Guy Nehemya, +972-3-693-8448, investor.relations@galmedpharma.com